SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Announces Planned Departure of Ran Oz, the Company`s CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: October 24, 2006

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EXHIBIT INDEX

Press Release: NICE Announces Planned Departure of Ran Oz, the Company`s CFO . Dated October 24, 2006

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NICE Announces Planned Departure of Ran Oz, the Company`s CFO

Ra`anana, Israel, October  24, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that corporate vice president and chief financial officer Ran Oz has decided to leave the Company, to accept a position as Executive Vice President and CFO of BEZEQ the Israel Telecommunication Corp. Ltd. Mr. Oz will continue to serve as Chief Financial Officer of NICE until his successor is duly appointed. The transition is planned to take place during the first quarter of 2007. Mr. Oz will serve as a consultant to the company through the end of 2007.

"After fourteen years in the global high tech industry I have decided to move to a solid industry in the domestic market," said Ran Oz, the company`s Chief Financial Officer. "I joined NICE two and a half years ago and found a great company with real potential to change the industries in which it operates. Today it is clear that NICE is the industry leader, uniquely positioned to dominate its markets with its next generation of multimedia interaction analytics solutions.  I am leaving the company in a very strong financial position, lead by an outstanding team.   I look forward to seeing it continue to succeed, and feel proud and privileged for having been a part of NICE during this exciting time."

"We would like to thank Ran for his significant contributions to NICE," said Haim Shani, the company`s Chief Executive Officer.  "Since joining us in 2004, Ran has played an important role in our growth, and he leaves us well-prepared for the future.  Everyone at NICE wishes Ran well in his new position".

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

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Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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